FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 29, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]   No [ X]

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]   No [X]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________________

MECHEL ANNOUNCES CHANGE IN ITS FULL CORPORATE NAME

Moscow, Russia — June 28, 2005 — Mechel OAO (NYSE: MTL) announces the change of its full corporate name to Mechel Open Joint Stock Company.

“With this step we are pleased to more appropriately recognize the vertical integration, and historical roots, of Mechel. The mining and steel segments are both essential elements of our structure. Therefore, it is logical to remove from the corporate name words emphasizing significance of only one of the segments. Mining has always been a core business for Mechel and the recent acquisitions of significant new license areas for coal development, the strong results posted by the mining segment in 2004, only serve to emphasize its importance to us,” Mechel’s CEO, Vladimir Iorich, said.

***

Mechel OAO

Irina Ostryakova

Phone: 7-095-258-18-28

e-mail: irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian metals and mining companies.  Mechel unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel. Mechel products are marketed domestically and internationally.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

MECHEL HOLDS ITS ANNUAL GENERAL SHAREHOLDERS’ MEETING

Moscow, Russia — June 28, 2005 — Mechel OAO (NYSE: MTL) announces results of its Annual General Shareholders’ Meeting.

The Shareholders’ Meeting approved a dividend of  RUR 13.7 per share (about USD 1.44 per one ADR 1) based on the operational results for 2004.  The payout is expected to be effected in July 2005.

The Shareholders’ Meeting also re-elected the Board of Directors as follows: Igor V. Zyuzin, Vladimir F. Iorich, Alexey G. Ivanushkin, Valentin V. Proskurnya, and five independent directors: Sir Andrew M. Wood, Roger I. Gale, A. David Johnson, Serafim V. Kolpakov, and Alexander E. Yevtushenko.

The Shareholders’ Meeting approved Mechel’s annual report and annual Russian financial statements and report.  The Shareholders’ Meeting also elected Mechel’s Review Commission and appointed  Financial and Accounting Consultants Limited Liability Company, Moscow, as its auditor for its Russian statutory accounts.

New versions of Mechel’s Charter and the Bylaw on Remuneration to Members of the Board of Directors of Mechel OAO and Compensation of Their Expenses Connected with Their Execution of Functions of Members of the Board of Directors, as well as resolutions regarding approval of transactions, were approved.

The first meeting of the Board of Directors held following the Annual General Shareholders’ Meeting elected Igor V. Zyuzin to be its Chairman.

1 Calculated at the exchange rate of the Russian Federation Central Bank as of June 28, 2005, amounting to 28.58 Russian Rubles per one US Dollar.

***

Mechel OAO

Irina Ostryakova

Phone: 7-095-258-18-28

e-mail: irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian metals and mining companies.  Mechel unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   June 29, 2005